Exhibit 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Twenty-six weeks ended November 27, 2011
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$373.8
Add (deduct):
Fixed charges	130.9
Distributed income of equity method investees	6.4
Capitalized interest	(3.2)

Earnings available for fixed charges (a)	$507.9

Fixed charges:
Interest expense	$105.7
Capitalized interest	3.2
One third of rental expense (1)	22.0

Total fixed charges (b)	$130.9

Ratio of earnings to fixed charges (a/b)	3.9

(1)	Considered to be representative of interest factor in rental expense.